Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2017 SECOND QUARTER RESULTS

Financial Highlights for Fiscal 2017 Second Quarter

(Year over Year (YoY) growth % are on constant currency basis(1); please see table below for YoY growth % on actual basis)

•	Transactions for MMT India(6) Standalone Hotels booked Online increased by 292.7% YoY in 2Q17 and MMT India(6) Standalone Hotels booked on Mobile increased by 453.6% YoY in 2Q17. Our MMT India(6) Standalone online hotels business represented over 93% of all Hotels and packages transactions.

•	Transactions for Hotels and packages increased by 172.7% YoY in 2Q17.

•	Gross Bookings(5) reached $493.5 million in 2Q17, representing a YoY increase of 16.9%. Gross bookings for Hotels and packages increased by 30.6% in 2Q17.

•	Revenue increased by 30.2% YoY in 2Q17.

•	Revenue less service costs(2) increased 50.9% YoY in 2Q17.

•	Revenue for Hotel and packages increased by 30.1% YoY in 2Q17.

•	Revenue less service costs(2) for Hotels and packages increased 73.4% YoY in 2Q17. Hotels and packages contribution increased to 52.0% in 2Q17.

Gurgaon, India and New York, October 26, 2016 — MakeMyTrip Limited (Nasdaq: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its fiscal quarter ended September 30, 2016.

“We continued to make great progress in moving the hotels market online in India, as demonstrated by the strong mobile hotels transactions growth in the fiscal second quarter.” said Deep Kalra, Group Chairman and Group CEO. “We believe the potential consolidation with the ibibo Group, which was just announced, will enable us to further penetrate the largely offline hotels market and offer Indian travelers even greater value across all modes of transport and across a wide range of accommodations experiences.

(in thousands except EPS)	3 months Ended September 30, 2015	3 months Ended September 30, 2016	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$65,495.0	$83,109.0	26.9%	30.2%
Results from Operating Activities	($9,146.0)	($29,114.0)
Loss for the period	($12,219.0)	($39,447.0)
Diluted loss per share	($0.29)	($0.95)

Financial Summary as per non-IFRS measures
Revenue Less Service Costs(2)	$36,249.0	$53,196.0	46.8%	50.9%
Air Ticketing	$18,227.0	$23,556.0	29.2%	33.2%
Hotels & packages	$16,399.0	$27,715.0	69.0%	73.4%
Other	$1,623.0	$1,925.0	18.6%	22.0%
Adjusted Operating Profit (Loss)(3)	($5,724.0)	($24,998.0)
Adjusted Net Loss (4)	($7,234.0)	($25,313.0)
Adjusted Diluted loss per share(4)	($0.17)	($0.61)

Operating Metrics
Gross Bookings(5)	$434,358.0	$493,490.1	13.6%	16.9%
Air Ticketing	$315,353.7	$341,820.0	8.4%	11.8%
Hotels & packages	$119,004.3	$151,670.1	27.4%	30.6%
Number of Transactions
Air Ticketing	1,678.5	2,199.5	31.0%
Hotels & packages	536.8	1,464.2	172.7%
MMT India(6) standalone Hotels (Transactions)
Standalone Hotels booked Online(7)	347.1	1,363.1	292.7%
Standalone Hotels booked on Mobile	187.8	1,039.7	453.6%

(1)	Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting for the historical average rate used in the prior year’s comparable fiscal period.
(2)	Represents IFRS revenue after deducting service costs. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.
(3)	Results from operating activities excluding employee share-based compensation costs, income on license acquired, merger and acquisitions related expenses and amortization of acquisition related intangibles.
(4)	Loss for the period excluding employee share-based compensation costs, income on license acquired, merger and acquisitions related expenses, amortization of acquisition related intangibles, net change in fair value of derivative instrument, impairment in respect of an equity accounted investee, share of loss of equity-accounted investees, net change in value of financial liability in business combination, interest expense on financial liabilities measured at amortised cost and income tax expense.
(5)	Represents the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, net of cancellations, discounts and refunds.
(6)	MMT India refers to our Indian subsidiary “MakeMyTrip (India) Private Limited”.
(7)	Standalone Hotels Booked Online include Standalone Hotels Booked on Mobile in addition to bookings on Desktops and laptops.

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the financial measures set forth in notes (1) to (7) above. Reconciliations of IFRS financial measures to non-IFRS operating results are included at the end of this release.

Other information

Share Repurchase

The following table provides information about purchases made by us during the periods presented of our outstanding ordinary shares, par value USD 0.0005 per share:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(2)		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
Up to 03/31/16	828,599		$14.48	828,599	$138,007,966
04/01/16 – 04/30/16	NIL	$	NIL	NIL	$138,007,966
05/01/16 – 05/31/16	24,050		$14.48	24,050	$137,659,670
06/01/16 – 06/30/16	120,081		$14.16	120,081	$135,959,658
07/01/16 – 07/31/16	NIL	$	NIL	NIL	$135,959,658
08/01/16 – 08/31/16	NIL	$	NIL	NIL	$135,959,658
09/01/16 – 09/30/16	NIL	$	NIL	NIL	$135,959,658

Total	972,730		$14.43	972,730	$135,959,658

(1)	On November 6, 2012, our Board of Directors authorized the Company to purchase our outstanding ordinary shares, par value $0.0005 per share, of the Company. The authorization permits us to purchase our ordinary shares in the open market, in privately negotiated transactions or otherwise in an aggregate amount of up to $25 million. Further, on January 22, 2016, our Board of Directors authorized the Company to increase the share repurchase plan to an amount aggregating up to US$150 million at a price per Ordinary Share not exceeding US$21.50 until November 30, 2021. As of September 30, 2016, we had remaining authority to repurchase up to approximately $136.0 million of our outstanding ordinary shares.
(2)	The average price paid per share excludes broker and transaction fees.

Material Recent Developments Since September 30, 2016

On October 18, 2016, we entered into a Transaction Agreement (the “Transaction Agreement”) with MIH Internet SEA Private Limited (“ibibo Holdings”) and MIH B2C Holdings B.V., providing for, among other things, the acquisition of its subsidiary, Ibibo Group Holdings (Singapore) Pte. Ltd., a limited liability company organized under the laws of Singapore (“ibibo Group”), one of India’s leading online travel groups. Prior to the consummation of the transaction, ibibo Holdings has agreed to carve-out certain of ibibo Group’s businesses to allow us to only acquire those businesses of ibibo Group that relate to its business-to-consumer online travel business.

The transaction is expected to close by the end of December 2016 and is subject to approval by our shareholders and other regulatory approvals. In connection with the transaction, the following of our shareholders have each entered into Voting Agreements (the “Voting Agreements”) with ibibo Holdings: (i) SB Asia Investment Fund II L.P. (“SAIF”), (ii) Travogue Electronic Travel Private Limited, Deep Kalra and Rajesh Magow (collectively, the “Founders”) and (iii) Ctrip.com International, Ltd.(“Ctrip”). Pursuant to its respective Voting Agreement, each such shareholder has generally agreed to vote its shares in favor of the transaction and to take certain other actions in furtherance of the transactions contemplated by the Transaction Agreement. In connection with the transaction, Ctrip has also agreed to convert its convertible note issued pursuant to the Convertible Notes Purchase Agreement, dated January 7, 2016, among MakeMyTrip and Ctrip into ordinary shares of MakeMyTrip prior to the record date, and to vote such ordinary shares in favor of the transaction.

Following the closing of the transaction, we will own 100% of ibibo Group. ibibo Holdings will own a 40% stake in our company, becoming our single largest shareholder and will contribute proportionate working capital upon the closing of the transaction. Our Founder, Deep Kalra, will remain our Group CEO and Executive Chairman and our Co-Founder, Rajesh Magow, will continue to remain our CEO India following the closing. Founder and CEO of ibibo Group, Ashish Kashyap, will join our executive team as a Co-Founder and President of the organization.

Fiscal 2017 Second Quarter Financial Results

Revenue. We generated revenue of $83.1 million in the quarter ended September 30, 2016, an increase of 26.9% (an increase of 30.2% in constant currency) over revenue of $65.5 million in the quarter ended September 30, 2015.

Air Ticketing. Revenue from our air ticketing business increased by 27.4% (31.3% in constant currency) to $23.6 million in the quarter ended September 30, 2016 from $18.5 million in the quarter ended September 30, 2015. Our revenue less service costs increased by 29.2% (33.2% in constant currency) to $23.6 million in the quarter ended September 30, 2016 from $18.2 million in the quarter ended September 30, 2015. This was primarily due to a 31.0% increase in the number of transactions year over year. In addition, the average transaction value decreased by 17%, as a result of which the gross bookings increased only by 8.4% (11.8% in constant currency) and the net revenue margin (defined as revenue less service cost as a percentage of gross bookings) increased from 5.8% in the quarter ended September 30, 2015 to 6.9% in the quarter ended September 30, 2016. Air ticketing transactions and gross bookings growth in the second quarter of fiscal year 2017 was largely driven by the expansion of the travel market in India due to increased domestic travel from lower airfares, increased seat capacity in the air travel market and the expansion of the Indian economy.

Hotels and Packages. Revenue from our hotels and packages business increased by 27.0% (30.1% in constant currency) to $57.6 million in the quarter ended September 30, 2016, from $45.4 million in the quarter ended September 30, 2015. Our revenue less service costs increased by 69.0% (73.4% in constant currency) to $27.7 million in the quarter ended September 30, 2016 from $16.4 million in the quarter ended September 30, 2015. This was primarily due to a 172.7% increase in the number of transactions year over year. The average transaction value, however, decreased by 53% on a year on year basis. As a result, despite an increase in the number of transaction, the decrease in the average transaction value resulted in an increase in net revenue margin to 18.3% in the quarter ended September 30, 2016 from 13.8% in the quarter ended September 30, 2015 and in an increase in the gross bookings by 27.4% (30.6% in constant currency). The year-on-year transaction growth in this segment was due to strong growth in our standalone hotel booking business as we continued to pursue a strategy to gain market share.

Other Revenue. Our other revenue increased to $1.9 million in the quarter ended September 30, 2016 from $1.6 million in the quarter ended September 30, 2015, primarily due to an increase in facilitation fees on travel insurance.

Total Revenue less Service Costs. Our total revenue less service costs increased by 46.8% (50.9% in constant currency) to $53.2 million in the quarter ended September 30, 2016 from $36.2 million in the quarter ended September 30, 2015, primarily as a result of a 69.0% (73.4% in constant currency) increase in our hotels and packages revenue less service costs and a 29.2% (33.2% in constant currency) increase in our air ticketing revenue less service costs.

Personnel Expenses. Personnel expenses increased by 12.8% to $14.2 million in the quarter ended September 30, 2016 from $12.6 million in the quarter ended September 30, 2015. This increase was partially on account of an annual increase in wages in fiscal year 2017. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue decreased by 3.5% year over year.

Marketing and sales promotion expenses. Marketing and sales promotion expenses increased by 227.4% to $48.4 million in the quarter ended September 30, 2016 from $14.8 million in the quarter ended September 30, 2015, primarily as a result of significant customer inducement/acquisition programs expenses incurred along with an increase in mobile application download and referral cost and other brand advertisement expenses that we incurred in the quarter ended September 30, 2016. The customer inducement/ acquisition expenses are primarily incentives given to customers for accelerating growth in our standalone hotel booking business.

Other Operating Expenses. Other operating expenses increased by 4.3% to $17.4 million in the quarter ended September 30, 2016 from $16.7 million in the quarter ended September 30, 2015, primarily as a result of an increase of $0.8 million in legal and professional expenses in the quarter ended September 30, 2016. Other operating expenses include merger and acquisition related expenses of $0.5 million in the quarter ended September 30, 2016 whereas none was recorded in the quarter ended September 30, 2015. Merger and acquisition related expenses comprised of legal and professional expenses and certain other expenses associated with an acquisition and certain non-routine transactions, whether or not such transactions were consummated in the quarter.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of $29.1 million in the quarter ended September 30, 2016 as compared to a loss of $9.1 million in the quarter ended September 30, 2015. Excluding the effects of our employee share-based compensation costs, amortization of acquisition related intangibles for both quarters ended September 30, 2016 and 2015, merger and acquisitions related expenses for the quarter ended September 30, 2016 and income on license acquired for the quarter ended September 30, 2015, we would have recorded an operating loss of $25.0 million in the quarter ended September 30, 2016 as compared with an operating loss of $5.7 million in the quarter ended September 30, 2015.

Net Finance Income (Cost). Our net finance cost was $9.8 million in the quarter ended September 30, 2016 as compared to a net finance cost of $1.7 million in the quarter ended September 30, 2015, primarily due to the net change in fair value of derivative financial instrument of $5.5 million and interest expense of $4.0 million on convertible notes in the quarter ended September 30, 2016.

Profit (Loss) for the period. As a result of the foregoing factors, our loss for the quarter ended September 30, 2016 was $39.4 million as compared to a loss of $12.2 million in the quarter ended September 30, 2015. Excluding the effects of employee share-based compensation costs, amortization of acquisition related intangibles, share of loss of equity-accounted investees, and income tax expense for both quarters ended September 30, 2016 and 2015; merger and acquisitions related expenses, net change in fair value of derivative instrument, interest expense on financial liabilities measured at amortised cost for the quarter ended September 30, 2016 and income on license acquired, impairment in respect of an equity accounted investee and net change in value of financial liability related to business combination, for the quarter ended September 30, 2015, we would have recorded a net loss of $25.3 million in the quarter ended September 30, 2016 and a net loss of $7.2 million in the quarter ended September 30, 2015.

Diluted Earnings (Loss) per share. Diluted loss per share was $0.95 for the quarter ended September 30, 2016 as compared to diluted loss per share of $0.29 in the quarter ended September 30, 2015. After adjusting for employee share-based compensation costs, amortization of acquisition related intangibles, share of loss of equity-accounted investees, income tax expense for both quarters ended September 30, 2016 and 2015, merger and acquisitions related expenses, and net change in fair value of derivative instrument, interest expense on financial liabilities measured at amortised cost for the quarter ended September 30, 2016; income on license acquired, impairment in respect of an equity accounted investee and net change in value of financial liability related to business combination, for the quarter ended September 30, 2015, diluted loss per share would have been $0.61 in the quarter ended September 30, 2016, compared to diluted loss per share of $0.17 in the quarter ended September 30, 2015.

Liquidity. As of September 30, 2016, the balance of cash and cash equivalents and term deposits on our balance sheet was $167.2 million.

Fiscal Year 2016-17 Business Outlook

At this time, we will not be sharing a consolidated view of our net revenue growth outlook, since the proposed transaction with the ibibo Group has not been completed. Please note that our prior guidance is no longer relevant and we expect to resume providing guidance after the proposed transaction with the ibibo Group is completed.

Conference Call

MakeMyTrip will host a conference call to discuss the company’s results for the quarter ended September 30, 2016 beginning at 10:00 a.m. EDT on October 26, 2016. To participate, please dial + 1-(844)-883-3862 from within the U.S. or +1-(574)-990-9829 from any other country. Thereafter, callers will be prompted to enter the participant passcode 1648534. A live webcast of the conference call will also be available through the Investor Relations section of the company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for one month by dialing +1-(855)-859-2056 and using passcode 1648534. A one month replay of the live webcast will also be available at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Non-IFRS Financial Measures

As certain parts of our revenues are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service costs, which is a non-IFRS measure, as we believe that revenue less service costs reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service costs may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

The Company believes that adjusted operating profit (loss), adjusted net income (loss) and change in constant currency are useful in measuring the results of the Company. The IFRS measures most directly comparable to adjusted operating profit (loss) and adjusted net income (loss) are results from operating activities and profit (loss) for the period, respectively. The Company believes that adjustments to these IFRS measures (including employee stock compensation costs, expenses such as amortization of acquisition related intangibles (including trade name, customer relationship and non-compete), merger and acquisition related expenses, share of loss of equity-accounted investees, net change in the fair value of derivative financial instruments, interest expense on financial liabilities measured at amortised cost, net change in value of financial liability related to business combination, income on license acquired, impairment in respect of an equity accounted investee and income tax expense) provide investors and analysts a more accurate representation of the Company’s operating results.

A limitation of using adjusted operating profit (loss) and adjusted net profit (loss) versus operating profit (loss) and net profit (loss) calculated in accordance with IFRS is that these non-GAAP financial measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from adjusted operating profit (loss) and adjusted net profit (loss).

Important Information

This release shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed transaction described in this release will be submitted to the shareholders of MakeMyTrip (“MMYT”) for their consideration. MMYT will provide a proxy statement to its respective shareholders for consideration of the proposed transaction. Investors and security holders are urged to read the proxy statement and any other relevant documents filed with the U.S. Securities and Exchange Commission (“SEC”) when they become available, as well as any amendments or supplements to those documents, because they will contain important information about MMYT, ibibo Group and the proposed transaction. Investors and security holders will be able to obtain a free copy of the proxy statement, as well as other filings containing information about MMYT and the transaction free of charge at the SEC’s Web Site at http://www.sec.gov. In addition, the proxy statement, the SEC filings that will be incorporated by reference in the proxy statement and the other documents filed with the SEC by MMYT may be obtained free of charge by directing such request to Jonathan Huang, Vice President – Investor Relations at Jonathan.Huang@makemytrip.com or +1 (917) 769-2027.

MMYT and its directors, executive officers, and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transaction from the shareholders of MMYT. Information about the directors and executive officers of MMYT is set forth in MMYT annual report on Form 20-F, which was filed with the SEC on June 14, 2016. Additional information regarding participants in the proxy solicitation may be obtained by reading the proxy statement regarding the proposed transaction when it becomes available.

Safe Harbor Statement

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements concerning the Company’s future growth prospects, quotations from management as well as the Company’s strategic and operational plans, statements about the benefits of the acquisition of ibibo Group by MMYT, including financial and operating results and synergy benefits that may be realized from the acquisition and the timeframe for realizing those benefits; MMYT’s plans, objectives, expectations and intentions and other statements contained in this communication that are not historical facts; and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “project,” or words of similar meaning.

These forward-looking statements are based upon management’s current beliefs, expectations, assumptions, estimates and projections and are inherently subject to risks and significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control. The following factors, among others, could cause actual results to differ materially from those expressed or implied in the forward-looking statements: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the Transaction Agreement; (ii) the inability to complete the Transaction due to the failure to obtain the required shareholder approval; (iii) the inability to satisfy the other conditions specified in the Transaction Agreement, including without limitation, the receipt of necessary governmental or regulatory approvals required to complete the transactions contemplated by the Transaction Agreement; (iv) the inability to successfully integrate the businesses of MMYT and ibibo Group or to integrate the businesses within the anticipated timeframe; (v) the risk that the proposed transactions disrupt current plans and operations, increase operating costs and the potential difficulties in customer or supplier loss and employee retention as a result of the announcement and consummation of such transactions; (vi) the inability to recognize the anticipated benefits of the combination of MMYT and ibibo Group, including the realization of revenue and cost synergy benefits and to recognize such benefits within the anticipated timeframe; (vii) the outcome of any legal proceedings that may be instituted against MMYT, ibibo Group or others following announcement of the Transaction Agreement and transactions contemplated therein; and (viii) the possibility that MMYT or ibibo Group may be adversely affected by other economic, business, and/or competitive factors.

Other potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT’s infrastructure and technology, loss of services of MMYT’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT’s 20-F dated June 14, 2016, filed with the SEC. Statements in this communication should be evaluated in light of these important factors. The forward-looking statements in this communication speak only as of the date they are made. Except for the ongoing obligations of MakeMyTrip to disclose material information in accordance with law, MakeMyTrip does not undertake any obligation to, and expressly disclaim any such obligation to, update or alter any forward-looking statement to reflect new information, circumstances or events that occur after the date such forward-looking statement is made unless required by law.

About MakeMyTrip Limited

MakeMyTrip Limited is the parent company of MakeMyTrip (India) Private Limited, India’s largest online travel company, MakeMyTrip Inc. (USA), MakeMyTrip FZ LLC (UAE), Luxury Tours & Travel Pte Ltd (Singapore), Luxury Tours (Malaysia) Sdn Bhd, the Hotel Travel Group (Thailand) and the ITC Group (Thailand). The Company’s services and products include air tickets, customized holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary websites, www.makemytrip.com, www.hoteltravel.com and www.easytobook.com and other technology-enhanced platforms, the Company provides access to all major domestic full-service and low-cost airlines operating to and from India, all major airlines operating to and from India, over 33,000 hotels and guesthouses in India, more than 310,000 hotels outside India, Indian Railways and several major Indian bus operators.

For more details, please contact:

Jonathan Huang

Vice President - Investor Relations

MakeMyTrip Limited

+1 (917) 769-2027

Jonathan.Huang@makemytrip.com

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2016	As at September 30, 2016
Assets
Property, plant and equipment	10,285	12,116
Intangible assets and goodwill	34,886	34,383
Trade and other receivables, net	946	549
Investment in equity-accounted investees	16,713	15,876
Other investments	6,690	6,774
Term deposits	20,757	20,595
Non-current tax assets	13,162	14,405
Other non-current assets	15,549	10,525

Total non-current assets	118,988	115,223

Inventories	527	375
Current tax assets	69	115
Trade and other receivables, net	28,222	25,102
Term deposits	148,555	92,532
Other current assets	51,194	50,418
Cash and cash equivalents	53,434	54,039

Total current assets	282,001	222,581

Total assets	400,989	337,804

Equity
Share capital	21	21
Share premium	248,732	250,958
Reserves	(5,817)	(7,783)
Accumulated deficit	(188,217)	(242,097)
Share based payment reserve	37,903	41,984
Foreign currency translation reserve	(15,013)	(15,366)

Total equity attributable to equity holders of the Company	77,609	27,717
Non-controlling interest	—	95

Total equity	77,609	27,812

Liabilities
Loans and borrowings	195,283	492
Employee benefits	1,641	2,085
Deferred revenue	1,407	875
Deferred tax liabilities	203	181
Other non-current liabilities	770	122

Total non-current liabilities	199,304	3,755

Bank overdraft	7,161	—
Loans and borrowings	2,017	186,047
Trade and other payables	110,296	113,272
Deferred revenue	2,085	2,208
Other current liabilities	2,517	4,710

Total current liabilities	124,076	306,237

Total liabilities	323,380	309,992

Total equity and liabilities	400,989	337,804

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended September 30,		For the six months ended September 30,
	2015	2016	2015	2016
Revenue
Air ticketing	18,491	23,556	38,259	47,436
Hotels and packages	45,381	57,628	117,800	153,199
Other revenue	1,623	1,925	3,096	3,700

Total revenue	65,495	83,109	159,155	204,335

Other income	885	206	1,014	206

Service cost
Procurement cost of hotel and packages services	28,982	29,913	83,033	92,271
Cost of air tickets coupon	264	—	1,770	—
Personnel expenses	12,623	14,243	25,052	27,384
Marketing and sales promotion expenses	14,768	48,358	27,042	101,037
Other operating expenses	16,701	17,419	34,293	36,088
Depreciation and amortization	2,188	2,496	4,255	4,687

	(9,146)	(29,114)	(15,276)	(56,926)

Finance income	201	638	810	16,043
Finance costs	1,865	10,454	3,212	11,914

Net finance income (costs)	(1,664)	(9,816)	(2,402)	4,129

Impairment in respect of an equity accounted investee	(959)	—	(959)	—
Share of loss of equity-accounted investees	(412)	(420)	(467)	(837)

Loss before tax	(12,181)	(39,350)	(19,104)	(53,634)
Income tax expense	(38)	(97)	(51)	(127)

Loss for the period	(12,219)	(39,447)	(19,155)	(53,761)

Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	(1,598)	203	(2,083)	(353)
Net change in fair value of available-for-sale financial assets	436	4	493	84

	(1,162)	207	(1,590)	(269)

Items that will never be reclassified subsequently to profit or loss:
Remeasurement of defined benefit (asset) liability	(75)	(173)	(75)	(173)

Other comprehensive income (loss) for the period, net of tax	(1,237)	34	(1,665)	(442)

Total comprehensive loss for the period	(13,456)	(39,413)	(20,820)	(54,203)

Loss attributable to:
Owners of the Company	(12,219)	(39,447)	(19,131)	(53,761)
Non-controlling interest	—	—	(24)	—

Loss for the period	(12,219)	(39,447)	(19,155)	(53,761)

Total comprehensive loss attributable to:
Owners of the Company	(13,456)	(39,413)	(20,781)	(54,203)
Non-controlling interest	—	—	(39)	—

Total comprehensive loss for the period	(13,456)	(39,413)	(20,820)	(54,203)

Loss per share (in USD)
Basic	(0.29)	(0.95)	(0.46)	(1.29)
Diluted	(0.29)	(0.95)	(0.46)	(1.29)

Weighted average number of shares
Basic	41,764,734	41,627,669	41,848,452	41,652,835
Diluted	41,764,734	41,627,669	41,848,452	41,652,835

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Reserve for Own Shares	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interest	Total Equity
Balance as at April 1, 2016	21	248,732	(7,578)	1,761	(188,217)	37,903	(15,013)	77,609	—	77,609
Total comprehensive income (loss) for the period
Loss for the period	—	—	—	—	(53,761)	—	—	(53,761)	—	(53,761)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(353)	(353)	—	(353)
Net change in fair value of available-for-sale financial assets	—	—	—	84	—	—	—	84	—	84
Remeasurement of defined benefit (asset) liability	—	—	—	—	(173)	—	—	(173)	—	(173)

Total other comprehensive income (loss)	—	—	—	84	(173)	—	(353)	(442)	—	(442)

Total comprehensive income (loss) for the period	—	—	—	84	(53,934)	—	(353)	(54,203)	—	(54,203)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	6,352	—	6,352	95	6,447
Issue of ordinary shares on exercise of share based awards	—	2,226	—	—	—	(2,217)	—	9	—	9
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	54	(54)	—	—	—	—

Own shares acquired	—	—	(2,050)	—	—	—	—	(2,050)	—	(2,050)

Total transactions with owners	—	2,226	(2,050)	—	54	4,081	—	4,311	95	4,406

Balance as at September 30,2016	21	250,958	(9,628)	1,845	(242,097)	41,984	(15,366)	27,717	95	27,812

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the six months ended September 30,
	2015	2016
Loss for the period	(19,155)	(53,761)
Adjustments for non-cash items	15,027	7,937
Change in working capital	2,714	9,453

Net cash generated from (used in) operating activities	(1,414)	(36,371)

Net cash generated from investing activities	7,396	51,225

Net cash generated from (used in) financing activities	(9,526)	(6,503)

Increase (decrease) in cash and cash equivalents	(3,544)	8,351
Cash and cash equivalents at beginning of the period	49,857	46,274
Effect of exchange rate fluctuations on cash held	(456)	(586)

Cash and cash equivalents at end of the period	45,857	54,039

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

(Amounts in USD thousands)

	Three months ended September 30,
	Air ticketing		Hotels and packages		Others		Total
	2015	2016	2015	2016	2015	2016	2015	2016

Revenue as per IFRS	18,491	23,556	45,381	57,628	1,623	1,925	65,495	83,109

Less:
Service cost as per IFRS	264	—	28,982	29,913	—	—	29,246	29,913

Revenue less service cost	18,227	23,556	16,399	27,715	1,623	1,925	36,249	53,196

	Six months ended September 30,
	Air ticketing		Hotels and packages		Others		Total
	2015	2016	2015	2016	2015	2016	2015	2016

Revenue as per IFRS	38,259	47,436	117,800	153,199	3,096	3,700	159,155	204,335

Less:
Service cost as per IFRS	1,770	—	83,033	92,271	—	—	84,803	92,271

Revenue less service cost	36,489	47,436	34,767	60,928	3,096	3,700	74,352	112,064

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended September 30,		For the six months ended September 30,
(Unaudited)	2015	2016	2015	2016
Results from operating activities as per IFRS	(9,146)	(29,114)	(15,276)	(56,926)
Add: Employee share-based compensation costs	3,863	3,240	7,778	6,393
Less: Income on license acquired	(885)	—	(885)	—
Add: Merger and acquisitions related expenses	—	478	178	478
Add: Acquisition related intangibles amortization	444	398	888	800

Adjusted Operating Profit (Loss)	(5,724)	(24,998)	(7,317)	(49,255)

Reconciliation of Adjusted Net Profit (Loss)	For the three months ended September 30,		For the six months ended September 30,
(Unaudited)	2015	2016	2015	2016

Income (Loss) for the period as per IFRS	(12,219)	(39,447)	(19,155)	(53,761)
Add: Employee share-based compensation costs	3,863	3,240	7,778	6,393
Less: Income on license acquired	(885)	—	(885)	—
Add: Merger and acquisitions related expenses	—	478	178	478
Add: Acquisition related intangibles amortization	444	398	888	800
Add (Less): Net Change in fair value of derivative instrument	—	5,516	—	(14,543)
Add: Interest expense on financial liabilities measured at amortised cost	—	3,985	—	7,684
Add: Share of loss of equity-accounted investees	412	420	467	837
Add: Impairment in respect of an equity accounted investee	959	—	959	—
Add: Net change in value of financial liability in business combination	154	—	307	2
Add: Income tax expense	38	97	51	127

Adjusted Net Profit (Loss)	(7,234)	(25,313)	(9,412)	(51,983)

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	For the three months ended September 30,		For the six months ended September 30,
(Unaudited)	2015	2016	2015	2016
	(in US$)
Diluted Earnings (Loss) per share for the year as per IFRS	(0.29)	(0.95)	(0.46)	(1.29)
Add: Employee share-based compensation costs	0.09	0.08	0.19	0.15
Less: Income on license acquired	(0.02)	—	(0.02)	—
Add: Merger and acquisitions related expenses	—	0.01	0.01	0.01
Add: Acquisition related intangibles amortization	0.01	0.01	0.02	0.02
Add (Less): Net Change in fair value of derivative instrument	—	0.13	—	(0.35)
Add: Interest expense on financial liabilities measured at amortised cost	—	0.10	—	0.18
Add: Share of loss of equity-accounted investees	0.01	0.01	0.01	0.02
Add: Impairment in respect of an equity accounted investee	0.02	—	0.02	—
Add : Net change in value of financial liability in business combination	0.01	—	0.01	—
Add: Income tax expense	—	—	—	0.01

Adjusted Diluted Earnings (Loss) per share	(0.17)	(0.61)	(0.22)	(1.25)

(Unaudited)	For the three months ended September 30, 2016
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	27.4%	27.0%	18.6%	26.9%	29.2%	69.0%	18.6%	46.8%
Impact of Foreign Currency Translation	3.9%	3.1%	3.4%	3.4%	4.0%	4.4%	3.4%	4.1%

Constant Currency Growth	31.3%	30.1%	22.0%	30.2%	33.2%	73.4%	22.0%	50.9%

	For the six months ended September 30, 2016
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	24.0%	30.1%	19.5%	28.4%	30.0%	75.2%	19.5%	50.7%
Impact of Foreign Currency Translation	5.4%	5.0%	5.0%	5.1%	5.6%	6.6%	5.0%	6.0%

Constant Currency Growth	29.3%	35.1%	24.5%	33.5%	35.6%	81.8%	24.5%	56.8%

MAKEMYTRIP LIMITED

OPERATING DATA (Unaudited)

	For the three months ended September 30,		For the six months ended September 30,
	2015	2016	2015	2016
	(Amounts in USD thousands, except percentages)
Number of transactions
Air ticketing	1,678.5	2,199.5	3,283.5	4,349.8
Hotels and packages	536.8	1,464.2	966.9	3,013.6

Revenue less service cost:
Air ticketing	18,227.0	23,556.0	36,489.0	47,436.0
Hotels and packages	16,399.0	27,715.0	34,767.0	60,928.0
Other revenue	1,623.0	1,925.0	3,096.0	3,700.0

	36,249.0	53,196.0	74,352.0	112,064.0

Gross Bookings
Air ticketing	315,353.7	341,820.0	644,707.3	711,073.4
Hotels and packages	119,004.3	151,670.1	257,533.3	348,361.5

	434,358.0	493,490.1	902,240.6	1,059,435.0

Net revenue margins
Air ticketing	5.8%	6.9%	5.7%	6.7%
Hotels and packages	13.8%	18.3%	13.5%	17.5%

Combined net revenue margin for air ticketing and hotels and packages	8.0%	10.4%	7.9%	10.2%